SEC File No. 812-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF

1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT

AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS

UNDER VARIOUS RULES AND FORMS

WESTPORT RESOURCES MANAGEMENT, INC.

315 Post Road

Westport, Connecticut 06880

FINANCIAL INVESTORS TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

ALPS ADVISORS, INC.

1290 Broadway, Suite 1100

Denver, Colorado 80203

Communications, Notice, and Order to:

David T. Buhler, Esq. Financial Investors Trust 1290 Broadway, Suite 1100 Denver, Colorado 80203	Peter H. Schwartz, Esq. Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202

As filed with the Securities and Exchange Commission on September 30, 2013

This application (including exhibits) consists of 24 pages. The exhibit index appears on page 18.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

	)	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS
In the Matter of	)
)
WESTPORT RESOURCES	)
MANAGEMENT, INC.	)
315 Post Road	)
Westport, Connecticut 06880)
)
)
FINANCIAL INVESTORS TRUST	)
1290 Broadway, Suite 1100)
Denver, Colorado 80203)
)
)
ALPS ADVISORS, INC.	)
1290 Broadway, Suite 1100)
Denver, Colorado 80203)
)
)
)
File No. 812-)

I.	INTRODUCTION

Financial Investors Trust (the “Trust”), ALPS Advisors Inc. (“AAI” or a “Co-Adviser”) and Westport Resources Management, Inc. (“Westport” or a “Co-Adviser”, and, together with the Trust and AAI, the “Applicants”), hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit AAI and Westport, and any entity controlling, controlled by or under common control with AAI or Westport or their respective successors,1 subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those who are not “interested persons” of the Trust or a Co-Adviser as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (a) select one or more unaffiliated investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”)2 to manage all or a portion of the assets of any Fund (defined below) pursuant to an investment sub-advisory agreement with a Sub-Adviser (each a “Sub-Advisory Agreement” and, collectively, the “Sub-Advisory Agreements”); (b) materially amend Sub-Advisory Agreements with the Sub-Advisers, without the necessity of obtaining shareholder approval of the new or amended Sub-Advisory Agreement; and (c) approve a new or interim Sub-Advisory Agreement following termination as a result of a change in control or “assignment” (as defined in Section 2(a)(4) of the 1940 Act). The Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting a Fund (defined below) from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (3) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “1933 Act”) (which may be deemed to require various disclosures regarding sub-advisory fees paid to Sub-Advisers).

The Applicants request that the relief sought herein apply to any existing or future registered open-end management investment company or series thereof that: (i) is advised by Westport (whether as a co-adviser with AAI or otherwise), (ii) uses the multi-manager structure described in this Application (the “Manager of Managers Structure”), and (iii) complies with the terms and conditions set forth herein (each, a “Fund”).3 All entities that currently intend to rely on the order are named as Applicants. Any entity that relies on the order in the future will comply with the terms and conditions of the Application.

The Applicants are seeking this exemption to enable Westport and the Board to obtain for each Fund the services of one or more Sub-Advisers believed by Westport and the Board to be particularly well-suited to manage all or a portion of the assets of a Fund, and to make material amendments to the Sub-Advisory Agreements believed by the Co-Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders. Under a Manager of Managers Structure, Westport will: (i) be responsible for evaluating, allocating assets to and overseeing the Sub-Advisers and making recommendations about their hiring and replacement to the Board, at all times subject to the authority of the Board; and/or (ii) will assist in evaluating and overseeing the Sub-Advisers. Only Westport may terminate a Sub-Adviser. In addition, the Applicants seek relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

For the reasons discussed below, the Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants believe that without the requested exemptive relief, a Fund may be precluded from promptly and timely employing or replacing Sub-Advisers or may be subject to the delays and

1 For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

2 The requested relief set forth in this Application will not extend to any Sub-Adviser that is an “affiliated person” as such term is defined in Section 2(a)(3) of the 1940 Act, of the Trust, a Fund (as defined below), Westport or AAI other than by reason of serving as Sub-Adviser to a Fund (an “Affiliated Sub-Adviser”). The Applicants acknowledge that the use of Affiliated Sub-Advisers would continue to be subject to shareholder approval.

3 If the name of any Fund contains the name of a Sub-Adviser, the name of Westport and/or AAI (“ALPS”) will precede the name of the Sub-Adviser.

additional expenses of proxy solicitation when employing or replacing Sub-Advisers in accordance with the specific needs of the Fund.

II.	BACKGROUND

A.	The Trust

The Trust was organized as a Delaware business trust on November 30, 1993 and consists of twenty-eight separate portfolios or series. The Trust is registered under the 1940 Act as an open-end management investment company. Of the Trust’s existing series, two currently operate under a Manager of Managers Structure, in accordance with an exemptive order issued by the Commission on January 23, 2013 (the “Prior Order”)4. Neither of the two existing series currently operating under a Manager of Managers Structure is advised by a Co-Adviser. The exemptive relief offered by the Prior Order would not be available to a Fund managed by either or both Co-Advisers.

B.	Westport

Westport’s services include investment research and management with respect to the selection of sub-advisers, security types and investment strategies. Westport is an investment adviser specializing in managing assets for a select Private Client Group of individuals, families, municipalities and not-for-profit organizations. Westport is the wealth management arm of Westport Resources, an independent investment and financial planning firm founded in 1986 by current CEO John Adams Vaccaro, CFP®, CLU. Westport Resources has combined assets under management of over $1.3 billion. Westport is registered with the Securities and Exchange Commission as an investment adviser. Its principal address is 315 Post Road, Westport, Connecticut.

i.	Investment Advisory Services

It is anticipated that Westport and the Trust will enter into one or more investment management agreements, pursuant to which Westport, subject to the oversight of the Board, will provide continuous investment management of the assets of a Fund as a Co-Adviser (each a “Westport Agreement”). In its capacity as a Co-Adviser to a Fund, it is anticipated that Westport will determine the securities and other instruments to be purchased, sold or entered into by the Fund and will typically place orders with brokers or dealers selected by the Westport. Westport will also determine what portion of each Fund’s portfolio will be invested in securities and other assets and what portion, if any, will be held in cash invested in or cash equivalents. It is also expected that Westport will periodically review each Fund’s investment policies and strategies, and based on the needs of a particular Fund, may recommend changes to the investment policies and strategies of a Fund for consideration by the Board.

Consistent with the terms of the Westport Agreement, Westport may, and currently intends to, subject to approval of the Board,5 including a majority of the Independent Trustees and the shareholders of the applicable Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Fund to one or more Sub-Advisers. Westport will continue to have overall responsibility for the management and investment of the assets of each Fund, and Westport’s responsibilities would include, for example, recommending to the Board the removal or replacement of Sub-Advisers and determining the portion of that Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. Westport may, and currently intends to, share with AAI a portion of the responsibility for monitoring the services provided by the Sub-Advisers. Only Westport will have the authority to terminate any Sub-Adviser. Westport will retain the ultimate responsibility for evaluating and recommending Sub-Advisers to manage the allocated assets of a Fund and overseeing, monitoring and reviewing the Sub-Advisers, their performance and their compliance with the Fund’s investment policies and restrictions, subject to the oversight of the Board.

4 Highland Associates, Inc. et al., ICA Release Nos. 30259 (November 9, 2012)(notice) and 30291 (December 5, 2012)(order).

5 The term “Board” also includes the board of trustees or directors of a future Fund.

For the investment management services that it will provide to each Fund, Westport will receive the fee specified in the respective Westport Agreement. In the interest of limiting the expenses of a Fund, Westport may from time to time waive some or all of its investment advisory fees or reimburse other fees for any Fund. Sub-advisory fees payable to Sub-Advisers will be paid out of the amounts received by Westport pursuant to the Westport Agreement.

The terms of each Westport Agreement will comply with Section 15(a) of the 1940 Act. Each Westport Agreement will be approved by the Board, including a majority of the Independent Trustees, and will be approved by the initial shareholder of each applicable Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. The Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirement that each Westport Agreement be approved by the Board and by the shareholders of the relevant Funds.

C.	AAI

AAI is organized as a Colorado corporation and commenced business operations in December 2006 upon the acquisition of an existing investment advisory operation. AAI is registered with the Securities and Exchange Commission as an investment adviser. AAI’s principal address is 1290 Broadway, Suite 1100, Denver, Colorado 80203.

AAI currently serves as investment adviser to eleven existing series of the Trust. It is anticipated that AAI and the Trust will enter into one or more investment management agreements, pursuant to which AAI, subject to the oversight of the Board, will provide continuous investment management of the assets of a Fund as a Co-Adviser (each an “AAI Agreement”). In its capacity as a Co-Adviser to a Fund, it is anticipated that AAI will provide certain portfolio support services and compliance monitoring for the Fund, including assuming a portion of the responsibility for monitoring the services provided by the Sub-Advisers. Unlike Westport, AAI will not have the right to terminate a Sub-Adviser.

For the services it will provide to a Fund, AAI will receive from the Trust a fee specified in the AAI Agreement. Neither AAI nor a Fund will be directly responsible for fees payable to a Sub-Adviser. In the interest of limiting the expenses of a Fund, AAI may from time to time waive some or all of its fee or reimburse other fees for any Fund.

The Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirement that the AAI Agreement be approved by the Board and by the shareholders of the relevant Funds.

D.	The Sub-Advisers and the Manager of Managers Structure

Pursuant to its authority under the Westport Agreement, Westport will enter into Sub-Advisory Agreements with one or more Sub-Advisers to provide investment advisory services to the Funds. Each Sub-Adviser selected by Westport will be an “investment adviser,” as defined in Section 2(a)(20)(B) of the 1940 Act, to the Fund the Sub-Adviser serves, and each Sub-Adviser will be registered as an investment adviser under the Advisers Act.

Westport will select Sub-Advisers based on Westport’s evaluation of the Sub-Advisers’ skills in managing assets, and recommend their hiring to the Board. Westport will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed. In these activities, Westport may be assisted by AAI, although final responsibility for such recommendations is expected to lie with Westport. Westport will also negotiate and renegotiate the terms of Sub-Advisory Agreements, including the sub-advisory fees, with the Sub-Advisers, and will make recommendations to the Board as needed.

Although Westport may recommend, from time to time, that the services of a Sub-Adviser be terminated, Westport, in general, does not expect to make frequent changes in Sub-Advisers. With respect to the Funds, subject to the approval of this Application and subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds — including, in particular, the selection and supervision of the Sub-Advisers — will be vested in Westport. Thus, Westport will (1) set each Fund’s overall investment strategies; (2) evaluate, select, and recommend to the Board Sub-Advisers needed to manage all or part of the assets within the Funds; (3) monitor and evaluate each Sub-Adviser’s investment programs and results with respect to its allocated assets as well as the performance of Sub-Advisers relative to the applicable benchmark indices; and (4) review each Fund’s compliance with its investment objective, policies and restrictions. Westport will also recommend to the Board whether Sub-Advisory Agreements should be renewed, modified or terminated.

Each Sub-Adviser will be responsible, subject to the general supervision of Westport and the Board, for the purchase, retention and sale of securities with respect to its allocated assets within each applicable Fund. Neither Westport, AAI nor the Board will evaluate the investment merits of each individual investment decision made by a Sub-Adviser on behalf of a Fund. With the Board’s approval, Westport may terminate any Sub-Advisory Agreement and, pursuant to the Westport Agreement, assume responsibility for determining what investments shall be purchased, held, sold or exchanged and all other investment management functions for any Fund.

Westport, under the Westport Agreement and contemplated Sub-Advisory Agreements, may employ multiple Sub-Advisers for certain of the Funds. In such cases, Westport will allocate and, when appropriate, reallocate the Fund’s assets among Sub-Advisers. Each Sub-Adviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it. Westport will seek to achieve each Fund’s objective by selecting one or more Sub-Advisers who have particular skill and experience in managing that type of Fund.

Under the Manager of Managers Structure, Sub-Adviser evaluation on both a quantitative and qualitative basis will be an ongoing process. Westport or AAI periodically will gather and analyze certain performance information regarding the Funds. If a particular Fund fails to perform as compared to peer funds or its relevant index or other appropriate measure of performance, or if Westport or AAI have other concerns about a Fund or its Sub-Adviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Sub-Adviser, or concerns about compliance and operational capabilities), Westport or AAI will assess the continued ability of the Sub-Adviser to meet the Fund’s investment objective. Westport will monitor possible replacement Sub-Advisers for a Fund so that any transition can be recommended to the Fund’s Board and, if approved, is effected on a timely basis should a Sub-Adviser change be warranted. Absent exemptive relief, however, replacing a Sub-Adviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

The Sub-Advisory Agreement with each Sub-Adviser will be initially approved by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a). A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section V below.6 The prospectus for each sub-advised Fund whose shareholders have approved the Manager of Managers Structure will contain the disclosure required by condition 2 set out in Section V below at all times subsequent to such approval.

For the investment advisory services they provide to the Funds, each Sub-Adviser will receive annual fees from Westport, calculated at an annual rate based on the average daily net assets of the applicable Fund. Each Sub-Adviser will bear its own expenses for providing sub-advisory services to the applicable Fund. Neither the Trust, AAI nor any Fund will be responsible for directly paying sub-advisory fees to any Sub-Adviser operating under the

6 Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application. The initial sole shareholder(s) of each Fund will approve the Manager of Managers Structure and a Fund’s reliance on the requested order. If the requested order is granted after a Fund commences a public offering, the prospectus for that Fund will contain appropriate disclosure that the Fund has applied for exemptive relief to operate under a Manager of Managers Structure, including the ability to change Sub-Advisers and hire new Sub-Advisers without soliciting further shareholder vote. However, unless the disclosure required by condition 2 set out in Section V below has appeared in the Fund’s prospectus at all times following such shareholder approval, shareholder approval will be solicited and the Fund will hold a shareholder meeting.

Manager of Managers Structure. Westport will compensate each Sub-Adviser out of the fee paid to Westport under the relevant Fund’s Westport Agreement.

III.	THE REQUESTED RELIEF

The Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Fund. Applicants also seek an exemption to permit each Fund to include only the Aggregate Fee Disclosure (as defined below) under the following rules and forms and any successor provisions: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X. Under the requested relief, the Applicants will obtain approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable Fund will not be sought or obtained.7

If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Fund, including that it will: (i) precisely describe the compensation to be paid by Westport to the Sub-Adviser; (ii) continue in effect for more than two years from the date of its original approval so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Sections 15(a) and 15(c) of the 1940 Act and where applicable, Rule 18f-2 thereunder; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by Westport, AAI, the Board or the shareholders of the applicable Fund on not more than sixty (60) days’ written notice to the Sub-Adviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

The Funds will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the 1933 Act and that describes the advisory services provided to the Funds. The prospectus will contain information concerning the management and operation of the Funds, including, if applicable to a particular Fund, a description of Westport, AAI, or a Sub-Adviser and the services they provide. In addition, each Fund will hold itself out to investors as employing the Manager of Managers Structure and will prominently disclose in its prospectus that Westport has the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and to recommend their hiring, termination and replacement. The Prospectus will also disclose the responsibilities that Westport has delegated to AAI, if any.

Each Fund will disclose in its prospectus that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed: (a) of the means by which the Funds obtain advisory services, including a description of Westport, AAI, the Sub-Advisers, and their agreements with respect to the Trust; and (b) that new Sub-Advisers can be employed without shareholder approval.

IV.	APPLICABLE LAW

A.	Shareholder Voting

i.	Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

7 The requested relief set forth in this Application will not extend to Affiliated Sub-Advisers.

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)....

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company. Accordingly, the Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements between Westport and each Sub-Adviser are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Westport Agreement. Therefore, without the exemption applied for herein, a Fund: (a) would be prohibited from entering promptly into a new Sub-Advisory Agreement or amending materially an existing contract with a Sub-Adviser; and (b) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control,” unless Westport and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, the Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for Westport, the Trust, and any Fund, to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement. The Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

ii.	Discussion

The Applicants seek an exemption to permit the Trust and Westport to enter into and materially amend Sub-Advisory Agreements, subject to Board approval, but without obtaining shareholder approval under Section 15(a) of, and Rule 18f-2 under, the 1940 Act. The Applicants believe this relief should be granted because: (1) Westport intends to operate a Fund in a manner different from that of a traditional investment company and that such shareholder approval would not serve any meaningful purpose; (2) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholders’ interests are adequately protected through Board oversight.

a.	Necessary or Appropriate in the Public Interest

The investment advisory arrangements for a Fund will be different from those of traditional investment companies. Under the traditional structure, the manager is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The manager is free to retain or terminate those portfolio managers without board or shareholder approval. With respect to a Fund, Westport, in addition to making investment decisions regarding the Fund’s asset allocation strategy, will select, supervise and evaluate one or more Sub-Advisers to make the day-to-day investment decisions for the investment portfolio of the Fund (or portion thereof) in accordance with the investment program established for the Fund by Westport.8 This is a service that Westport believes will add value to the investments of a Fund’s shareholders because Westport will be able to select those Sub-Advisers who have distinguished themselves through successful performance in the market sectors in which the Fund invests.

A Fund will hold itself out as an investment vehicle whereby investors look to Westport as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-Advisers. Westport will select those Sub-Advisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Sub-Advisers will, in turn, select and oversee the selection of portfolio investments. Under the Manager of Managers Structure, shareholders are choosing to invest in Funds where Westport selects Sub-Advisers and amends Sub-Advisory Agreements without shareholder approval. Doing so is consistent with shareholder expectations and thus does not implicate 1940 Act policy concerns regarding shareholder approval.9

From the perspective of the shareholder, the role of the Sub-Advisers with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objective and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust. Shareholders will rely on Westport’s expertise to select one or more Sub-Advisers best suited to achieve a Fund’s investment objectives. Shareholders will look to Westport when they have questions or concerns about the Trust’s management or about their Fund’s investment performance. Shareholders expect Westport to select the portfolio managers or Sub-Adviser for a Fund that is best suited to achieve the Fund’s investment objective. Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as Westport will compensate the Sub-Advisers out of the advisory fees that Westport receives from the Funds. Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or changes in his or her compensation. There is no compelling policy reason why a Fund’s shareholders should be required to approve the Sub-Advisers’ relationships with the Fund, any more than shareholders of a traditional investment company should approve its investment manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

8 While Westport typically will not make day-to-day investment decisions for a Fund utilizing the Manager of Managers Structure, Westport typically may do so under the terms of the Westport Agreement.

9 Protecting Investors: A Half-Century of Investment Company Regulation. Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by a Fund or the Trust on behalf of one or more Funds, shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Fund would be required to approve the change. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Fund would be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval requires the Trust or a Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Fund and its shareholders.

The Applicants believe that permitting Westport to perform the duties for which the shareholders of the Fund will be paying Westport — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate and in the interest of the Fund’s shareholders and will allow the Fund to operate more efficiently. The Trust is not required to hold annual shareholder meetings. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Fund will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and Westport believe that a change would benefit a Fund and its shareholders. Without the requested relief, a Fund may, for example, be left in the hands of a Sub-Adviser that is unable to manage a Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of Westport, the Trust and the Fund — the affected Fund may be forced to operate without a Sub-Adviser or with less than an optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Fund.

b.	Consistent with the Protection of Investors

The Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of a Fund, including the selection and supervision of Sub-Advisers, is vested in Westport, subject to the oversight of the Board. The Westport Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirements for shareholder voting. The Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in Westport in light of the management structure of a Fund and shareholders’ expectation that Westport will utilize its expertise and select the most able Sub-Advisers.

In evaluating the services that a Sub-Adviser will provide to a Fund, Westport and, to the extent applicable, AAI, will consider certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Fund;

(2)

a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)

reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In addition, Westport and the Board will consider the Sub-Adviser’s compensation with respect to each Fund for which the Sub-Adviser will provide portfolio management services. Although only Westport’s fee will be payable directly by a Fund, and the Sub-Adviser’s fee will be payable by Westport, the Sub-Adviser’s fee directly bears on the amount and reasonableness of Westport’s fee payable by the Fund. Accordingly, Westport and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, Westport and the Board will consider certain information, including, but not limited to, the following:

(1)	a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)

comparisons of the proposed fees with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing similar funds, especially funds and accounts having similar investment objectives; and

(3)	data with respect to the projected expense ratios of each Fund and comparisons with similar funds.

If the relief requested is granted, shareholders of each Fund will receive adequate information about the Sub-Advisers. Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

The Applicants include a standard condition in this Application that each Fund would disclose in its prospectus the existence, substance and effect of the requested order. The Applicants acknowledge that this is a qualitative change in the disclosure required in a Fund’s prospectus under the order and will ensure that each such Fund’s disclosures satisfy this requirement.

The prospectus and statement of additional information (“SAI”) for each Fund will include all information required by Form N-1A concerning each applicable Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application). In addition to a Fund prospectus and SAI, shareholders of the Funds will be provided with other information about any then-current Sub-Adviser(s). If a new Sub-Adviser is retained, or an existing Sub-Advisory Agreement is materially amended, the Trust will supplement each affected Fund’s prospectus pursuant to Rule 497(e) under the 1933 Act or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Sub-Advisers. If a new Sub-Adviser is retained in reliance on the requested order, the Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;10 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

10 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

c.	Consistent with the Policy and Provisions of the 1940 Act

The Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

Each Fund’s Westport Agreement and/or AAI Agreement, as applicable and any sub-advisory agreements with Affiliated Sub-Advisers, will continue to be subject to the shareholder approval requirements of the 1940 Act. The prospectus of each Fund utilizing the Manager of Managers Structure will disclose at all times that Westport will be the primary provider of investment advisory services to the Fund, and that Westport may hire or change Sub-Advisers for the Fund, as appropriate, and that Westport will have the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement. Westport alone may make recommendations to the Board about the termination of Sub-Advisers. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by Westport and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. A Fund also will promptly supplement its registration statement if a new Sub-Adviser is appointed or a material amendment is made to a Sub-Advisory Agreement. If a shareholder of a particular Fund is dissatisfied with Westport’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may redeem his or her shares.

B.	Disclosure of Sub-Adviser Fees

i.	Applicable Law

The following provisions of the federal securities laws and rules thereunder have the effect of requiring the Trust to disclose the fees paid by a Fund to a Manager and, if any, each of the Sub-Advisers:

1. Form N-1A is the registration statement used by open-end management investment companies. Item 19(a)(3) of Form N-1A requires that the Trust set forth in its SAI with respect to each investment adviser the method of calculating the advisory fee payable by the Trust, including the total dollar amounts paid to each adviser by the Trust for the last three fiscal years.

2. Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Exchange Act.

More specifically, Item 22 of Schedule 14A under the Exchange Act, through the application of Rule 20a-1, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement of a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an existing investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the differences between (i) and (ii) stated as a percentage of the amount stated in (i). Taken together, these provisions may require a Fund to disclose the fees Westport pays to each Sub-Adviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

3. Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Regulation S-X, Sections 6-07(2)(a), (b) and (c), which are applicable to the Trust because it is a registered investment company under the 1940 Act, may be deemed to require the Trust’s financial statements to contain information concerning fees paid to the Sub-Advisers by Westport.

For the reasons and subject to the conditions below, the Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Fund to disclose (as a dollar amount and a percentage of a Fund’s net assets) only (i) the aggregate fees paid to Westport and any Affiliated Sub-Advisers; and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that Westport pays to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a), (b) and (c) of Regulation S-X. Each Fund will provide separate disclosure of any fees paid to AAI.

ii.	Discussion

The Applicants seek an exemption to permit a Fund to only provide the Aggregate Fee Disclosure under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Exchange Act; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X. The Applicants believe the relief should be granted because: (i) Westport will operate the Funds using one or more Sub-Advisers in a manner so different from that of conventional investment companies that disclosure of the fees Westport pays to each Sub-Adviser would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

The advisory fee that will be paid by Westport to the Sub-Advisers will be negotiated by Westport acting as investment adviser to a Fund, with the expectation that Westport will seek to negotiate the lowest appropriate advisory fee to the Sub-Advisers. Westport’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If Westport is not required to disclose the Sub-Advisers’ fees to the public, Westport may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The non-disclosure of Sub-Advisers’ fees is in the best interest of a Fund and its shareholders where such disclosures would increase costs to shareholders without an offsetting benefit.

The disclosure of fees paid to individual Sub-Advisers would also lessen a Fund’s ability to operate in the Manager of Managers Structure. The ability to negotiate reductions from “posted” Sub-Adviser fees is an important element of this structure and a Fund’s ability to offer investors a Manager of Managers Structure investment product at a price which is competitive with single adviser investment companies. The Manager of Managers Structure will provide an important and beneficial alternative to single adviser funds, and the investors and the public interest would not be well served if this alternative were unavailable at a competitive price.

Disclosure of individual Sub-Adviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or traditional mutual fund, disclosure is made of the compensation of the adviser, but shareholders are not told or asked to vote on the salary paid by the adviser to individual portfolio managers. Similarly, in the case of a Fund, the shareholders will have chosen to employ Westport and to rely upon their expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of such funds to be told the individual sub-adviser’s fees any more than shareholders of a traditional single adviser investment company would be told of the adviser’s portfolio managers’ salaries.

A Fund’s prospectus will disclose the advisory fee paid to Westport from a Fund’s assets, out of which Westport will compensate the Sub-Advisers, if any, of the Fund. The SAI will provide the Aggregate Fee Disclosure. Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere. The fee payable to Westport by a Fund will not be increased without the approval of the shareholders of the Fund.

The standards for an exemption to permit Aggregate Fee Disclosure pursuant to Section 6(c) of the 1940 Act are satisfied. For the reasons stated above, the granting of the Applicants’ request for relief from the potential higher Sub-Advisory fees that would result from the public disclosure of each Sub-Adviser’s fee rate is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Precedents for Relief

The relief requested in this Application is similar to the relief granted in Goldman Sachs Trust II, et al., ICA Release Nos. 30496 (April 29, 2013)(notice) and 30542 (May 29, 2013)(order); Symetra Mutual Funds Trust, et al., ICA Release Nos. 30472 (April 19, 2013)(notice) and 30516 (May 14, 2013)(order); Neuberger Berman Alternative Funds, et al., ICA Release Nos. 30206 (September 18, 2012)(notice) and 30232 (October 15, 2012)(order); Preservation Trust Advisors, LLC, et al., ICA Release Nos. 29937 (January 26, 2012) (notice) and 29951 (February 22, 2012) (order); Sterling Capital Funds, et al., ICA Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Highland Capital Management, L.P., et al., ICA Release Nos. 29445 (Sept. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order); and Northern Lights Fund Trust, et al., ICA Release Nos. 29208 (April 26, 2010) (notice) and 29267 (May 12, 2010) (order).

V.	CONDITIONS FOR RELIEF

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.

Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. Each Fund relying on the order requested in this Application will hold itself out to the public as utilizing the Manager of Managers Structure described in this Application. The prospectus will prominently disclose that Westport has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination and replacement. The role of AAI will also be disclosed.

3.	Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.

Westport will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.

At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.

Whenever a sub-adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which Westport, AAI or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.

Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.

Westport will provide the Board, no less frequently than quarterly, with information about the profitability of Westport on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9.	Whenever a Sub-Adviser is hired or terminated, Westport will provide the Board with information showing the expected impact on the profitability of Westport.

10.

Westport will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Sub-Advisers; (d) monitor and evaluate the performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objective, policies and restrictions.

11.

No trustee or officer of the Trust or a Fund or director, manager or officer of Westport or AAI, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser except for (a) ownership of interests in Westport or AAI or any entity that controls, is controlled by, or is under common control with Westport or AAI, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12.	Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VI.	CONCLUSION

For the foregoing reasons, the Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. The Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated on the first page of this Application. The Applicants further state that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1, Exhibit A-2 and Exhibit A-3 and the Verifications required by Rule 0-2 (d) under the Act are included in this Application as Exhibit B-1, Exhibit B-2 and Exhibit B-3.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The Applicants have caused this Application to be duly signed on their behalf on the 30th day of September 2013.

WESTPORT RESOURCES MANAGEMENT, INC.
By:	/s/ John Adams Vaccaro
Name:	John Adams Vaccaro
Title	Chief Executive Officer

FINANCIAL INVESTORS TRUST
By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title	President

ALPS ADVISORS, INC.
By:	/s/ Thomas A. Carter
Name:	Thomas A. Carter
Title	President

VIII.	EXHIBIT INDEX

Authorization for Financial Investors Trust	A-1
Authorization for ALPS Advisors, Inc.	A-2
Authorization for Westport Resources Management, Inc.	A-3
Verification for Financial Investors Trust	B-1
Verification for ALPS Advisors, Inc.	B-2
Verification for Westport Resources Management, Inc.	B-3

Exhibit A-1

AUTHORIZATION FOR

FINANCIAL INVESTORS TRUST

CERTIFICATE

I, David T. Buhler, Esq., Secretary of Financial Investors Trust, a Delaware statutory trust (the “Trust”), do hereby certify that:

(1) I am the Secretary of the Trust;

(2) that the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of the Trust on September 27, 2013; and

(3) that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the filing with the Securities and Exchange Commission of an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order of exemption from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, select, hire and terminate subadvisers and amend subadvisory contracts on behalf of certain series of the Trust (each a “Fund”) without shareholder approval (the “Exemptive Application”), in the form presented to the Board, with such changes as the officers may approve with the advice of counsel to the Fund, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Board’s authorization, is hereby approved; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, Rule 18f-2 under the 1940 Act, and certain disclosure requirements under various rules and forms, is the genuine signature of Edmund J. Burke, the duly elected and qualified President of the Trust.

IN WITNESS WHEREOF, I have hereunto set my name of the 30th day of September 2013.

By:	/s/ David T. Buhler
Name:	David T. Buhler
Title	Secretary

Exhibit A-2

AUTHORIZATION FOR

ALPS ADVISORS, INC.

CERTIFICATE

I, Thomas A. Carter, President of ALPS Advisors, Inc., a Colorado corporation (the “Advisor”), do hereby certify that:

(1) I am the President of the Advisor;

(2) that the following is a true and complete copy of the resolutions duly adopted by the Advisor on September 27, 2013; and

(3) that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of the Advisor are authorized to prepare, execute and submit, on behalf of the Advisor, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the Investment Company Act of 1940, as amended, Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms; and

FURTHER RESOLVED, that the officers are authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Advisor any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and

FURTHER RESOLVED, that the directors of the Advisor hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, Rule 18f-2 under the 1940 Act, and certain disclosure requirements under various rules and forms, is my genuine signature, the duly elected and qualified President of the Advisor.

IN WITNESS WHEREOF, I have hereunto set my hand this 30th day of September 2013.

ALPS ADVISORS, INC.
By:	/s/ Thomas A. Carter
Name:	Thomas A. Carter
Title:	President

Exhibit A-3

AUTHORIZATION FOR

WESTPORT RESOURCES MANAGEMENT, INC.

CERTIFICATE

I, John Adams Vaccaro, Chief Executive Officer of Westport Resources Management, Inc., a Connecticut corporation (the “Advisor”), do hereby certify that:

(1) I am the Chief Executive Officer of the Advisor;

(2) that the following is a true and complete copy of the resolutions duly adopted by the Advisor on September 26, 2013; and

(3) that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of the Advisor are authorized to prepare, execute and submit, on behalf of the Advisor, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the Investment Company Act of 1940, as amended, Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms; and

FURTHER RESOLVED, that the officers are authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Advisor any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and

FURTHER RESOLVED, that the directors of the Advisor hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, Rule 18f-2 under the 1940 Act, and certain disclosure requirements under various rules and forms, is my genuine signature, the duly elected and qualified Chief Executive Officer of the Advisor.

IN WITNESS WHEREOF, I have hereunto set my hand this 30th day of September 2013.

WESTPORT RESOURCES MANAGEMENT, INC.
By:	/s/ John Adams Vaccaro
Name:	John Adams Vaccaro
Title:	Chief Executive Officer

Exhibit B-1

VERIFICATION FOR

FINANCIAL INVESTORS TRUST

State of Colorado)
)	ss
County of Denver)

The undersigned, being duly sworn, states that he has duly executed the attached Application dated September 30, 2013 for and on behalf of Financial Investors Trust (the “Trust”), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President
FINANCIAL INVESTORS TRUST

B-1

Exhibit B-2

VERIFICATION FOR

ALPS ADVISORS, INC.

State of Colorado)
)	ss
County of Denver)

The undersigned states that he has duly executed the attached Application dated September 30, 2013 for and on behalf of ALPS Advisors, Inc., a Colorado corporation; that he is the President and Chief Executive Officer of such company; and that all action by directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas A. Carter
Name:	Thomas A. Carter
Title:	President ALPS ADVISORS, INC.

B-2

Exhibit B-3

VERIFICATION FOR

WESTPORT RESOURCES MANAGEMENT, INC.

State of Connecticut)
)	ss
County of Fairfield )

The undersigned states that he has duly executed the attached Application dated September 30, 2013 for and on behalf of Westport Resources Management, Inc., a Connecticut corporation; that he is the Chief Executive Officer of such company; and that all action by directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John Adams Vaccaro
Name:	John Adams Vaccaro
Title:	Chief Executive Officer WESTPORT RESOURCES MANAGEMENT, INC.

B-3